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                                                                  Exhibit (d)(7)

June 19, 2003

Mr. David King
[address]

Dear David:

         This letter will confirm the terms of your continuing employment by [Conductor] following the consummation of the tender offer (the "Offer") described in the Agreement and Plan of Merger dated June __, 2003 by and among [Conductor,] [Parent] and [Merger Subsidiary] (the "Merger Agreement"), and our understanding concerning certain matters relating to the Change in Control Severance Agreement dated as of June 1, 1998, as amended on November 30, 1999, between you and [Conductor] (the "Change in Control Agreement"). This letter agreement will take effect simultaneously with the acceptance for payment by [Merger Subsidiary] of any shares of common stock of [Conductor] pursuant to the Offer (the "Effective Date").

         1.       Responsibilities and Reporting Obligations

         You will be employed until December 31, 2003 as Vice President, Technology of Conductor, reporting to Tim Wright or as otherwise directed by the Board of Directors of Conductor, and thereafter as Vice President, Technology of [GCI] ("GCI"), a wholly-owned subsidiary of Parent, reporting to Tim Wright, or as otherwise directed by the Board of Directors of GCI. Use in this letter agreement of the term "Company" shall be deemed to refer to Conductor as the surviving corporation in the merger, or GCI, whichever is then your employer. You shall serve the Company faithfully and to the best of your ability, and shall throughout the term of your employment devote your full working time and attention to the business and affairs of the Company and shall use your best efforts to maintain and advance its business. Nothing in this letter shall be deemed to prohibit your participation in community affairs or monitoring your personal investments, to the extent that those activities do not interfere with your performance of your duties under this letter agreement.

         2.       Remuneration

                  2.1 Base Salary. You will receive a base salary at the rate of US $216,000 per annum, subject to annual review consistent with Parent's company-wide review procedure. Your base salary will be paid in semi-monthly installments subject to all proper withholding taxes and any deductions attributable to your required or directed contributions to the benefits provided by the Company, including those referred to in Section 2.3 below.

                  2.2 Bonus. You will be eligible to participate in the Parent bonus plan. Your annual on-target bonus amount will be US $86,000 based on performance targets. Performance targets for the partial fiscal year beginning on the Effective Date ending April 30, 2004 will be based on a combination of the financial performance of the Conductor business and personal

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goals. We will adjust the performance targets and goals annually to reflect the evolution of the business.

         The targeted bonus amount will be prorated for the first, partial fiscal year. We will pay any bonus when the relevant information for the fiscal year to which a bonus relates is available, which we expect will occur during the July or August after each fiscal year. To receive a bonus, you will need to continue to be employed by the Company on the date bonuses are payable.

                  2.3 Group Benefits. As soon as is administratively practical after the merger, you will be entitled to receive and participate in all of the Company's standard employee benefit plans and programs, assuming you are in active employment status on the Effective Date. Those plans will be the same as the benefit plans and programs in effect, from time to time, at GCI. All such benefits will be furnished to you by one or more providers in the United States. To the extent permitted under those plans, for purposes of eligibility and vesting, your service as an employee with Conductor before the merger will be credited to the same extent as though that service had been with the Company.

                  2.4 Vacation. During each full year of your employment with the Company, you will be entitled to a total of 4 weeks of paid vacation to be taken at mutually agreeable times. Any unused vacation, holiday or sick days carried over from a prior year to which you were entitled at the Effective Date under Conductor's normal employment policies may be carried over by you at the Effective Date. Your entitlement to carry forward any unused vacation, holiday or sick days which accrue after the Effective Date shall be governed by GCI's normal employment policies.

         3.       Stock Options

                  3.1 Following the closing of the merger, Parent will grant you options to purchase 50,000 common shares of Parent. Those options will have an exercise price equal to the greater of (a) the market price of the Parent common shares at the close of business on the date of grant or (b) the average price of the common shares of Parent on the five most recent trading days, each as reported by the Toronto Stock Exchange, and will vest over a 4-year period.

                  3.2 The grant of these options is subject to formal action by the Board of Directors of Parent and approval of the Toronto Stock Exchange.

         4.       Nature of Employment Arrangements

         Our employment relationship will be entirely at will. That means that you can resign with or without reason, and the Company can terminate you, with or without reason, subject to, and with the consequences described in, Sections 4, 5 and 6 below.

                  4.1 Voluntary Resignation. If you wish to resign voluntarily, you must provide the Company with at least 30 days' prior written notice. The Company may elect to require you to remain in its employ for all or part of the notice period, or may require that you resign immediately. Upon the effective date of your resignation, the Company shall pay you all unpaid salary and any unpaid bonus, provide that the conditions for payment of the bonus have

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been fully met. If the Company elects that your resignation be effective before the end of that 30-day period, it will also pay your salary for the balance of that 30-day period. Upon the effective date of your resignation, the vesting of your stock options shall cease and you will have no entitlement to pay or benefits beyond the date of resignation, other than any benefit, such as COBRA, that is required by law.

                  4.2 Termination for Cause. If you engage in any conduct constituting Cause (defined below), the Company may terminate your employment by providing you with written notice of termination. Your employment and your rights under this Letter shall terminate on the day the Company gives you that notice. Upon termination for Cause, you shall be paid all unpaid salary owing to you, the vesting of your stock options shall cease and your options shall terminate forthwith. You will have no entitlement to pay or benefits beyond the date of termination, other than any benefit, such as COBRA, that is required by law.

         For purposes of this Section 4.2, "Cause" means (a) your material failure to substantially perform your duties with the Company (including due to disability or death) that continues for more than 30 days after a written demand for substantial performance is delivered to you by Tim Wright or his designee or successor, which specifically identifies the manner in which the Company believes that you have not substantially performed your duties, (b) willful conduct by you which is or could reasonably be expected to be materially injurious to Conductor or any of its affiliates, monetarily or otherwise, (c) your conviction of any crime, other than routine traffic violations and other minor misdemeanors, or (d) your engaging in any business which competes with any business of the Company or any of its affiliates.

                  4.3 Termination for Any Reason Other Than Cause. The Company shall have the right to terminate your employment at any time other than for Cause. In the event of that type of termination occurring after the second anniversary of the Effective Date, you shall be entitled to receive continued base salary at the rate you were receiving base salary when you were terminated for a number of weeks (or fractions thereof) equivalent to the number of years (or fractions thereof) during which you were employed on a full-time basis by the Company, including service at Conductor prior to the Effective Date and service at the Company after the Effective Date. You will also receive any unpaid bonus, provided that the conditions for the payment of the bonus have been fully met. The Company will also maintain all of your benefits through the last day of the calendar month in which termination of your employment occurred. You will also be paid, credited or reimbursed, as the case may be, for all unpaid salary (including credit for any vacation earned but not taken), expenses, benefits and other amounts payable to you or earned by you up to the termination date. The entitlements described in this paragraph are in lieu of any severance or similar entitlements conferred, from time to time, by Conductor's severance policies that applied or apply from time to time to other employees.

         5.       Existing Change in Control Agreement.

                  5.1 Change in Control. Parent and Merger Subsidiary acknowledge and agree that upon the Effective Date, a "Change in Control" will have occurred, and "Good Reason" will exist for your termination of your employment by Conductor, as each such term is defined in your existing Change in Control Agreement.

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                  5.2      Effect of Termination of Employment Prior to Second
Anniversary of Effective Date. In the event of termination, at any time prior to the second anniversary of the Effective Date, of your employment with the Company, whether by you or by the Company, the provisions of your existing Change in Control Agreement with regard to the payment of severance benefits shall govern.

                  5.3 Survival of Change in Control Agreement; Termination. Your existing Change in Control Agreement shall survive the execution and delivery of this letter agreement and be given continued effect in accordance with its terms; provided, however, that the Change in Control Agreement shall terminate on the second anniversary of the Effective Date. In the event of any termination of your employment on or after the second anniversary of the Effective Date, the provisions of Section 6 below shall govern.

         6. Termination of Employment On or After the Second Anniversary of the Effective Date.

                  6.1 Definitions. For purposes of this Section 6, the following terms shall have the meanings set forth below:

                           (a)      "Change in Control" means the occurrence of
one or more of the following events:

                                    (i)      The sale, lease or transfer, in one
         or a series of related transactions, of all or substantially all of Parent's assets considered on a consolidated basis to any person or company or combination of persons or companies;

                                    (ii)     The adoption of a plan relating to
         the liquidation or dissolution of Parent;

                                    (iii)    The acquisition by any person or
         company or combination of persons or companies acting jointly or in concert of a direct or indirect interest in more than 50 percent of the ownership of Parent or the voting power of the voting shares of Parent by way of a purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of Parent as a result of such transaction);

                                    (iv)     The amalgamation, merger or
         consolidation of Parent with or into another corporation or the amalgamation or merger of another corporation into Parent with the effect that immediately after such transaction the shareholders of Parent immediately prior to such transaction hold less than 50 percent of the total voting power of all securities generally entitled to vote in the election of directors, manager or trustees of the person surviving such amalgamation, merger or consolidation; or

                                    (v)      During any period of two
         consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of Parent shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election of Parent's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the

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         beginning of such period or who, themselves, were approved during such period by the requisite two-thirds vote specified above.

                           (b)      "Change Affecting Your Employment" means any
of the following circumstances which are not accepted by you during the 90-day period immediately following the date on which you become aware of such circumstances:

                                    (i)      Any change to your employment
         conditions with the Company which would significantly reduce the nature or status of your responsibilities;

                                    (ii)     A reduction by the Company in your
         annual compensation as of the date of the Change in Control;

                                    (iii)    The failure by the Company to
         continue in effect for your benefit any prerequisites or participation in any employee benefit plan to which other employees of the Company are entitled, to the same extent to which any other employees enjoy such benefits;

                                    (iv)     Any other change which would
         constitute "constructive dismissal" under applicable law; or

                                    (v)      Any change in the location of the
         principal office of the Company which causes you to substantially increase your travel time or relocate.

                           (c)      "Termination Payment" shall mean an amount
equal to (a) your base salary received or receivable by you in respect of the immediately preceding year plus (b) either (i) the average of the bonuses paid or payable to you with respect to each of the three preceding years or (ii) if you have been employed by the Company (including any service prior to the Effective Date), for fewer than three years at the time of your termination, the average of the bonuses paid or payable to you with respect to each of the years in which you have worked for the Company. Subject to the agreement of the carrier or carriers, the Company will also maintain all of your benefits of employment for a period of 12 months from the date of termination. You will be paid, credited or reimbursed, as the case may be, for all unpaid salary (including credit for any vacation earned but not taken), all unpaid bonuses, all accrued bonuses (such bonuses to be determined on a proportionate basis having regard to the proportion of the fiscal year which was elapsed), expenses, benefits and other amounts payable to you or earned by you up to the termination date. For purposes below, all amounts payable to you shall be increased to appropriately reflect the tax payment and gross provisions set forth above with respect to salary, bonus and benefits.

                  6.2 Termination of Employment After a Change in Control. If, on or after the second anniversary of the Effective Date and within 12 months following a Change in Control (as defined in Section 6.1(a) above, and excluding any change in control resulting from the Offer or the merger described in the Merger Agreement):

                           (a)      your employment shall be terminated, other
than for Cause, by the Company; or

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                           (b)      if within such 12-month period following a
Change in Control there shall occur a Change Effecting Your Employment, and you shall within the 90-day period immediately following the date on which you became aware of the circumstances constituting such Change Affecting Your Employment, resign from your employment by the Company, in either such event you will be entitled to receive the following:

                                    (i)      On the effective date of your
         resignation, the Company will pay you the Termination Payment, calculated as though such effective date was the effective date of the termination of your employment by the Company for a reason other than Cause;

                                    (ii)     Subject to the agreement of the
         carrier or carriers, the Company will maintain all benefits of employment for a period of 23 months from the date of termination;

                                    (iii)    In such event, you will also be
         paid, credited or reimbursed, as the case may be, for all unpaid salary (including credit for any vacation earned but not taken all unpaid bonuses, all accrued bonuses (such bonuses to be determined on a proportionate basis having regards to the proportion of the fiscal year which has elapsed), expenses, benefits and other amounts payable to you or earned by you up to the date of resignation. Also, in such event, all unvested stock options previously granted shall become fully vested; and

                                    (iv)     In no case will you be entitled to
         both a payment for termination for any reason other than Cause and for a termination in the event of a Change in Control and Change Affecting Your Employment.

         7.       General.

                  7.1 Property of the Company. All equipment, material, written correspondence, memoranda, communications, reports, and other documents pertaining to the business of the Company or its affiliates used or produced by you in connection with your employment, or in your possession or under your control, shall at all times remain the property of the Company and its affiliates. You shall return all property of the Company and its affiliates in your possession or under your control in good condition within one week of a request by the Company, or within one week of the termination of your employment.

                  7.2 Non-Disclosure and Use. You agree to be bound by the terms of the General Confidentiality Agreement attached as Schedule "A."

                  7.3 Resignation as Officer and Director. You agree that after the Effective Date, upon any notice of your resignation from the Company or notice by the Company of the termination of your employment, you shall forthwith tender your resignation from any and all offices and directorships then held by you at the Company or any of its affiliates, such resignation to be effective immediately, or at such other date as may be mutually agreed, and you shall not be entitled to receive any severance payment or compensation for loss of office or directorship, or otherwise, by reason of the resignation, other than as provided elsewhere in this Agreement. If you fail to resign as set out above, you will be deemed to have resigned from all

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such offices and directorships, and the Company and its affiliates are hereby authorized by you to appoint any person in your name on your behalf to sign any documents or do any things necessary or required to give effect to such resignation.

                  7.4 Successors. If, after the Effective Date, you are transferred to an affiliate of the Company, this Letter will bind and inure to the benefit of that affiliate and continue to bind you and inure to your benefit.

                  7.5 Choice of Law. This Letter shall be construed in accordance with the laws of the State of Michigan.

                  7.6 Submission of Arbitration. You understand and agree that, except for any claims or actions brought under the Change in Control Agreement, any dispute or controversy in connection with this Agreement, including its interpretation, will be conclusively settled by submission to arbitration (the "Arbitration") in accordance with the rules of arbitration of The Commonwealth of Massachusetts as amended from time to time. The Arbitration will be conducted before a single arbitrator mutually agreeable to the parties (the "Arbitrator"). Each party will be responsible for their own legal costs incurred at the Arbitration. The cost of the Arbitrator will be shared subject to the Company's agreement to reimburse you for your share of the Arbitrator's costs in the event you substantially prevail at the Arbitration.

                  7.7 Notices. Any notice required or permitted hereunder shall be deemed to be delivered on the date of actual delivery, if delivered personally, or on the date four days after mailing, if delivered by registered mail. In the case of postal disruption, delivery shall be made by way of personal delivery. The Company's address, for this purpose, is [GCI], 66 Perimeter Center East, Atlanta, GA 30346, Attention: Cindy Davis, unless and until the Company notifies you of a different address.

                  7.8 Entire Agreement. This letter agreement (including Exhibit A), together with the additional documents that govern your stock option or options described in Section 3, and the Change in Control Agreement, as modified by Section 5.3, contain the entire agreement between or among us, with respect to their subject matter. Accordingly, upon the Effective Date, any and all oral or other written representations, agreement, arrangements and understandings between or among us will automatically terminate without the necessity for any further action by any person or entity.

         If these arrangements are acceptable to you, we ask that you indicate your acceptance of this Letter by signing the enclosed copy of this Letter and returning it to [GCI], 66 Perimeter Center East, Atlanta, GA 30346, Attention:
Cindy Davis.

Sincerely,

CONDUCTOR, INC.

By: /s/ Brian Jarzynski
    _________________________________________

    SVP & CFO
    _________________________________________


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[GCI]

By: /s/ Cynthia E. Davis
    _________________________________________

    VP, HR
    _________________________________________


[PARENT]

By: /s/ Tim Wright
    _________________________________________

    CIO & CTO
    _________________________________________


ACCEPTED:

    /s/ David King
_____________________________________________
David King

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                                  Schedule "A"

                       EMPLOYEE CONFIDENTIALITY AGREEMENT
                                   David King
                                   (Employee)

[PARENT] or a subsidiary or affiliate of that company desires to retain my services as set out in a letter of employment. References in this Agreement to "Parent" mean [Parent] and all of its present and future subsidiaries and affiliates. "Parent" also includes [Conductor] and its subsidiaries, including before they became Parent subsidiaries. References to "Employer" mean whatever specific Parent entity employs me from time to time.

Parent desires to protect its business, including its confidential information and proprietary rights.

ACCORDINGLY, in consideration of my employment by Employer, I agree as follows:

1.       DEFINITIONS

(a) "CONFIDENTIAL INFORMATION" means information disclosed to me or acquired by me as a result of my employment with Parent and includes, but is not limited to, Proprietary Rights, information relating to Parent's products or development of new or improved products, marketing strategies, sales and business plans, the names and information about Parent's past, present and prospective customers, suppliers and clients, trade secrets and all other information which is not in the public domain and which can reasonably be considered confidential, whether or not explicitly identified as such.

(b) "PROPRIETARY RIGHTS" means all rights in and to all the computer programs, systems documentation, drawings, schematics, hardware and other materials developed by Parent or made available to Parent by licensor or others in accordance with the rights of such licensors or others. For the purposes of this Agreement, Proprietary Rights shall include Confidential Information and rights of Parent, its customers, partners, joint venturers, licensors and other business associates including, but not limited to, information relating to inventions, apparatus, processes, procedures, products, prices, research, costs, business affairs, future plans, ideas, technical data and raw data from field or other tests or evaluations thereof.

2.       USE AND DISCLOSURE

While employed by any Parent entity and for a period of five years thereafter, I shall not, directly or indirectly, in any way use or disclosure to any person or entity any Confidential Information, except to the extent authorized and required to do so for the performance of my employment; provided that, for any such Confidential Information constituting a trade secret, the period referred to previously shall extend for so long as the particular Confidential Information remains

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a trade secret under applicable law. I agree and acknowledge that Confidential
Information of Parent is the exclusive property of Parent, and I shall hold all such Confidential Information in trust for Parent. I confirm and acknowledge my fiduciary duty to use my best efforts to protect Confidential Information, and not to misuse any Confidential Information, and to protect all Confidential Information from any misuse, misappropriation, harm, or interference by others in any manner whatsoever.

3.       EXCLUSIVITY AND DEDICATION

During the period of my employment with any Employer, I shall devote my entire working time during the regular business hours assigned to my position with attention to such duties as may be assigned to me by Employer. During such time, I shall faithfully and diligently serve and endeavor to further the interests of Parent. I shall not engage in or become connected with: (a) any other business during my regular business hours with any Employer or (b) any business which is in competition with Parent at any time. I understand and agree that nothing in this Agreement confers on me any right of continued employment with Parent.

4.       INVENTIONS BELONGING TO PARENT

Parent has been and is actively engaged in research and development. Accordingly, I may develop or participate in developing inventions for Parent. I may also enhance or help to enhance products already owned or marketed by Parent. I recognize that Parent has a proprietary interest in all inventions and enhancements that I may make or develop during my employment, whether during or after regular business hours, and whether made or developed with Parent's, my own or anyone else's materials or equipment, if such inventions or enhancements may reasonably be regarded as: (a) relating directly to the business of Parent (to the extent that I may reasonably be aware of the same) at the time of the development of the invention or enhancement or (b) derived from Confidential Information or Proprietary Rights obtained by me in the course of my employment. Such inventions or enhancements are referred to as "Parent Inventions". This paragraph is subject in all respects to the addendum that is attached to this Agreement.

5.       ASSIGNMENT OF INTEREST IN INVENTIONS

I hereby irrevocably assign and agree to assign all my interest, if any, in all Parent Inventions to Parent or its nominee. This obligation shall continue beyond the termination of my employment and shall be binding upon my heirs, assigns, executors, administrators and other legal representatives.

6.       REGISTRATION OF OWNERSHIP RIGHTS

Promptly upon making any Parent Invention, I shall fully disclose it to Employer and shall, if requested, assist Parent in preparing any copyright registration, patent application or design registration application which Parent may choose to file. Upon request, I shall execute without further consideration such further documents as may reasonably be required to obtain patents, copyrights or design registrations in any country for any Parent Inventions and vest the same in Parent. If I fail to execute and deliver such further documents to Parent within ten days after

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being requested by Parent, then, by such failure, I shall irrevocably constitute and appoint each Parent entity as my attorney-in-fact to execute and deliver the documents to any third party.

7.       ASSISTANCE TO PROTECT PARENT'S PROPRIETARY RIGHTS

Both during and after my employment by each Employer, I will do everything reasonably necessary or desirable to assist Parent in obtaining and enforcing proper protection of the Parent Inventions.

8.       CONFLICTS

My employment with Parent and my performing this Agreement are not in conflict with any obligations that I have with any other person or entity, such as a former employer. I will notify Employer in writing upon having knowledge of, or before performing or causing to be performed, any work for or on behalf of Parent which appears to or may potentially be in conflict with: (a) any rights claimed by me in any invention or idea conceived by me, including before my employment or (b) any rights of others arising out of obligations incurred by me before entering into this Agreement. If I fail to give Employer written notice of any such conflict of which I am aware, Parent may consider that no such conflict exists. By such inaction, I will thereby waive any claim which I may have against Parent with respect to the use of any such invention or idea.

9.       RETURN OF PROPERTY

Upon ceasing employment with Parent, or earlier if required by Parent, I agree promptly to deliver to Parent all property and all copies thereof, including but not limited to, correspondence, blueprints, letters, drawings, schematics, manuals, notes, notebooks, reports, flowcharts, progress reports, proposals, records, data, sketches, drawings, memorandum, models, samples, equipment, customer lists, price lists, product specifications, laboratory or field test results or any other property pertaining to my employment by Parent and belonging to Parent, its customers, partners, joint ventures, suppliers, or other business associates.

10.      REIMBURSMENT

All pre-approved costs and expenses incurred by me in fulfilling paragraphs 5, 6, and 7 during my employment by Employer shall be re-imbursed to me by Employer. If, after my termination of employment, Employer requests my assistance with regard to the issues referred to in such paragraphs, it shall pay all pre-approved costs and expenses, as well as reasonable compensation for my time expended in the performance of those obligations.

11.      NON-SOLICITATION OF EMPLOYEES AND CONSULTANTS

While I am employed by any Employer, and for one year after the termination of my employment with all Parent entities, I shall not directly or indirectly solicit, induce or attempt to induce any Parent employee or consultant into leaving Parent's employment or consultancy, nor

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shall I directly or indirectly participate in any employer's or agency's recruitment or hiring of any Parent employee or consultant.

12.      PRESENTATIONS AND PUBLICATIONS

I acknowledge that I am required to obtain the written consent of an officer of Employer in advance of presentation or publication of any speech, paper or article authored by me, either alone with others, which in ny way refers to my employment with Parent or relates to any Confidential Information or Proprietary Rights, unless such presentation or publication was at the direction or request of Parent and Parent consented to its contents.

13.      SEVERABILITY

I acknowledge that each provision of this Agreement is separate from each other provision of this Agreement, and if any one provision is found to be unenforceable as written, that finding shall not affect the validity or enforcement of the other provisions of this Agreement. Any provision found to be unenforceable shall be construed to be reformed to extend as far as is enforceable.

14.      INJUNCTIVE RELIEF

Because of the valuable and unique nature of the Confidential Information and Proprietary Rights, I understand and agree that Parent will suffer irreparable harm if I breach any of my obligations under this Agreement, whether or not related to such information or rights, and that monetary damages will be inadequate to compensate Parent fully for any such breach. Accordingly, I agree that, in addition to any other remedies or rights, Parent shall have the right to obtain an injunction or other equitable relief to enforce this Agreement.

15.      PREVAILING PARTY

If legal action is commenced to enforce or interpret this Agreement or for declaratory relief with respect thereto, the party that substantially prevails in that action shall be entitled to recover, from the other party, the reasonable attorneys' fees and costs incurred by the former.

16.      JURISDICTION

This Agreement shall be interpreted in accordance with the laws of the jurisdiction in which you reside at the time of your act or omission that is asserted to violate, or in all events is governed by, this Agreement.

17.      THIRD PARTY BENEFICIARIES

Each entity that is included in the definition of "Parent" shall be a third party beneficiary of your obligations under this Agreement.

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18.      INDEPENDENT LEGAL ADVICE

I acknowledge that I have read this Agreement and have had the opportunity to obtain independent legal advice before signing it. If I did not obtain such advice, that fact shall not be used by me in any attempt to obviate, alter, sever or otherwise terminate or avoid this Agreement or any part of this Agreement.

19.      AMENDMENTS

Any and all amendments to this Agreement must be in writing and be signed by both you and Employer.

Dated as of 6/23,  2003

/s/ David King                               /s/  Cynthia E. Davis
_______________________________             ____________________________
Employee (Signature)                 Witness (Signature)

/s/ David King                                    Cynthia E. Davis
_______________________________             ____________________________
(Print)                              (Print)

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